Apollo Hospitals
CHENNAI
touching lives

Date: November 26, 2007

07028745

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C
20549-0302

SUPPL

Dear Sir,

Sub : Information under Rule 12g3-2(b) - Limited Review Report - II Quarter Results

Ref : Apollo Hospitals Enterprise Limited - File No. 82-34893

....

Please be informed that the Auditor's have conducted the limited review of the unaudited financial results for the quarter/half year ended September 30, 2007 and the copy of the said report is enclosed herewith.

Kindly acknowledge receipt.

PROCESSED
DEC 3 1 2007
THOMSON
FINANCIAL

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

SUNEETA REDDY
EXECUTIVE DIRECTOR - FINANCE

Dew 12/27

IS/ISO 9001 : 2000

APOLLO HOSPITALS ENTERPRISE LIMITED
General Office : Ali Towers, IIIrd Floor, # 55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
Extn : 5681, Telefax : 044-2829 0956 Grams : "APOLLO HOSP" Email : apolloshares@vsnl.net Website : www.apollohospitals.com

Regd. Off. : 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028

MESSRS. **S. VISWANATHAN**
CHARTERED ACCOUNTANTS
17, BISHOP WALLERS AVENUE (WEST)
MYLAPORE, CHENNAI - 600 004

Branches : 27/34, 2nd Floor, Nandidurg Road, Jayamahal Extn., Bangalore - 560 046. Tel.: 91-80-3530535

3, Artsan Towers II Floor, Vasantham Colony, Trichy Road, Ramanathapuram, Coimbatore - 641 045. Tel.: 91-422-2319071

Tel. : 24991147
24994423
24994510
Fax : 91-44-24994510
Grams : BROWNTIC
E-Mail : sviswa1@vsnl.com
Website : www.sviswanathan.com

TO THE BOARD OF DIRECTORS

APOLLO HOSPITALS ENTERPRISE LIMITED

AUDITORS' REPORT UNDER CLAUSE 41 OF THE STOCK EXCHANGE LISTING AGREEMENT AS REQUIRED BY SEBI

We have reviewed the accompanying statement of unaudited financial results of **APOLLO HOSPITALS ENTERPRISE LIMITED** for the period ended 30th September 2007. This statement is the responsibility of the Company's Management and has been approved by the Board of Directors.

A review of interim financial information consists principally of applying analytical procedures for financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review conducted as above, nothing has come to our notice that causes us to believe that the accompanying statement of unaudited financial results prepared in accordance with accounting standards and other recognized accounting practices and policies has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material misstatement.

Place: Chennai
Date : 22.11.2007

For **M/s.S.Viswanathan**
Chartered Accountants

22/11/07

V C Krishnan
Partner
Membership No:22167

Apollo Hospitals Enterprise Limited

Regd. Office : No. 19 Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028

Unaudited Financial Results (Provisional) for the Quarter ended 30th September 2007

(Rs.in Mio)

Sno	Particulars	Quarter Ended		Half year Ended		Audited
		Unaudited	Audited	Unaudited	Audited	Year Ended
		30.9.2007	30.9.2006	30.9.2007	30.9.2006	31.3.2007
1	Income from Services	2811	2207	5309	4248	8910
2	Other Income	8	27	104	38	85
3	Total Income (1+2)	2819	2234	5413	4286	8995
4	Expenditure					
	(a) Increase/Decrease in Stock in trade		-	-	-	-
	(b) Material consumption	1433	1124	2715	2157	4551
	(c) Employees Cost	401	305	750	595	1278
	(d) Depreciation	87	76	170	150	308
	(e) Other expenditure	106	97	203	189	365
	(f) General Administrative Expenses	352	292	644	554	1202
	(g) Selling and Distribution Expenses	33	22	72	34	96
	Total Expenditure	2412	1916	4554	3679	7800
5	Interest	52	45	87	74	164
6	Profit (+)/Loss(-) from Ordinary Activities before tax (3) - (4+5)	355	273	772	533	1031
7	Provision for Taxation					
	Current	115	94	220	169	288
	Previous	0	0	0	0	33
	Deferred	2	(2)	11	8	20
	Fringe Benefit tax	4	4	7	6	14
8	Net Profit (+) / Loss (-) from Ordinary Activities after tax (6-7)	234	177	534	350	676
9	Extraordinary Item (Profit on sale of equity held in The Lanka Hospitals Corporation Ltd)	-	325	-	325	325
10	Net Profit (+) / Loss (-) for the period (8+9)	234	502	534	675	1001
11	Paid-up equity share capital (Face value Rs.10/- per share)	516	506	516	506	516
12	Reserves excluding Revaluation Reserves as per balance sheet of previous accounting year					7017
13	EPS for the period for the year to date and for previous year					
	Before Extraordinary Item					
	Basic	*4.52	*3.50	*10.32	*6.91	13.26
	Diluted	*4.38	*3.43	*10.02	*6.78	13.04
	After Extraordinary Item					
	Basic	*4.52	*9.92	*10.32	*13.34	19.53
	Diluted	*4.38	*9.72	*10.02	*13.07	19.32
14	Total Public Shareholding (##)					
	(a) Number of Shares	30,628,442	30,525,697	30,628,442	30,525,697	29,942,892
	(b) Percentage of Shareholding	59.31	60.33	59.31	60.33	57.99

* Not Annualised

Total Public Shareholding as defined under Clause 40A of the Listing Agreement (excludes shares held by Promoters and Global Depositary Receipt Holders)

Place : Chennai

Date : November 22, 2007

Segment Reporting under Clause 41 of the Listing Agreement with Stock Exchange for the Quarter ended 30th September 2007

(Rs in Mio)

	Quarter Ended		Half year Ended		Audited
	Unaudited	Audited	Unaudited	Audited	Year Ended
	30.9.2007	30.9.2006	30.9.2007	30.9.2006	31.3.2007
1.Segment Revenue (Net Sales / Income from each segment)					
a) Healthcare Services	2339	2532	4442	4573	7923**
b) Pharmacy	472	--	867	--	1312
c) Others	8	27	104	38	85
SUB - TOTAL	2819	2559	5413	4611	9320
Less : Intersegmental Revenue	--	--	--	--	--
Net Sales / Income from Operations	2819	2559	5413	4611	9320
2. Segment Results (profit (+) / loss (-) before Tax and Interest from each segment)					
a) Healthcare Services	416	616	771	894	1446**
b) Pharmacy	(17)	--	(16)	--	(11)
c) Others	8	27	104	38	85
SUB - TOTAL	407	643	859	932	1520
Less : (i)Interest	52	45	87	74	164
(ii)Other un-allocable expenditure net of un-allocable income	--	--	--	--	--
Profit Before Tax	355	598	772	858	1356
3. Capital Employed (Segment Assets-Segment Liabilities)					
a) Healthcare Services	7858	7210	7858	7210	6833
b) Pharmacy	606	-	606	-	382
c) Others	1747	1332	1747	1332	1752
TOTAL	10211	8542	10211	8542	8967

** includes extraordinary item of profit on sale of equity held in The Lanka Hospitals Corporation Ltd.

Notes :

1 The above financial results were reviewed by the Audit Committee and approved by the Board of Directors at its meeting held on 23rd October 2007. Limited review results has been completed by the auditors.

2 Information on Investor Complaints pursuant to clause 41 of the Listing Agreement for the quarter ended 30th Sept 2007

No. of Complaints (Nature of Complaints : Non receipt of share certificates, Dividend, Annual Report etc)			
Pending as on 30th June 2007	Recd during the quarter	Disposed off during the quarter	Lying unresolved as on 30/09/2007
Nil	42	42	Nil

3 Previous quarter/periods figures have been regrouped/rearranged.

M/s. S. VISWANATHAN CHARTERED ACCOUNTANTS CHENNAI 600 004

Apollo Hospitals
CHENNAI
touching lives

Date: December 3, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C
20549-0302

Dear Sir,

Sub : Information under Rule 12g3-2(b) – Extraordinary General Meeting

Ref : Apollo Hospitals Enterprise Limited - File No. 82-34893

....

Please find enclosed Notice convening an Extraordinary General Meeting of the Company scheduled to be held on Thursday, 27th December 2007, which is being circulated to the shareholders.

This is for your information and records.

Kindly acknowledge receipt

Thanking you,

Yours faithfully
For APOLLO HOSPITALS ENTERPRISE LIMITED

L. LAKSHMI NARAYANA REDDY
GENERAL MANAGER – SECRETARIAL

IS/ISO 9001 : 2000

25 Years
Apollo
Hospitals

RECEIVED

DEC 27 A 9:55

APOLLO HOSPITALS ENTERPRISE LIMITED

Regd. Office : No. 19 Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028
General Office : Secretarial Dept., Ali Towers, III Floor, No.55 Greams Road, Chennai - 600 006
Tel. No. 91-44-2829 0956, 2829 3896

NOTICE OF THE EXTRAORDINARY GENERAL MEETING

NOTICE is hereby given that an EXTRAORDINARY GENERAL MEETING of the Company will be held on Thursday, the 27th day of December 2007, at 10.00 a.m., at Rani Seethai Hall, No. 603, Anna Salai, Chennai - 600 006 to transact the following business:

SPECIAL BUSINESS:

Item No. 1:

Increase the Board Strength from 15 to 20.

To consider and, if thought fit, to pass with or without modification(s), the following resolution as a **SPECIAL RESOLUTION**:

"RESOLVED THAT pursuant to the provisions of Section 31 and other applicable provisions, if any, of the Companies Act, 1956, Article 98 (a) of the Articles of Association of the Company be and is hereby deleted and the following Article be and is hereby inserted as 98 (a):

Article 98(a)

"Subject to the provisions of Section 252 the number of Directors **shall not be less than three and more than twenty,** unless otherwise determined by the Company in General meeting."

"RESOLVED FURTHER THAT pursuant to the provisions of Section(s) 258, 259 and all other applicable provisions, if any, of the Companies Act, 1956 and subject to the approval of Central Government, the number of Directors of the Company be increased from **Fifteen to Twenty.**"

Item No. 2:

Amendments to Articles of Association of the Company.

To consider and, if thought fit, to pass with or without modification(s), the following resolution as a **SPECIAL RESOLUTION**:

"RESOLVED THAT pursuant to the provisions of Section 31 of the Companies Act, 1956, the Articles of Association of the Company be and is hereby altered as given below:"

1. **The existing Article 2 be deleted and substituted by the following as Article 2 in Articles of Association.**

INTERPRETATION CLAUSE

Interpretation	2	The marginal notes hereto shall not affect the construction hereof. In these presents, the following words and expressions shall have the following meanings unless excluded by the subject or context.
"Affiliate"	a)	"Affiliate" shall mean with respect to any Person, any company, corporation, association or other entity, which, directly or indirectly, Controls, is Controlled by or is under common Control with, such Person.
"Apax Shares"	b)	"Apax Shares" shall mean the Shares issued by the Company to Apax in the Company as per the terms mutually agreed between Apax and the Company.
"Apax"	c)	"Apax" shall mean "Apax Mauritius FDI One Limited" a company established in Mauritius and having its registered office at 10 Frere Felix de Valois Street, Port Louis, Mauritius and shall include its successors and permitted assigns.

"Business Day"	d)	"Business Day" shall mean a day on which scheduled commercial banks are open for business in Chennai and Mauritius.
"Business"	e)	"Business" shall mean the business of owning and operating hospitals, pharmacies (in the format as currently conducted), diagnostic clinics, third party hospital administration, healthcare insurance, tele-medicine and healthcare IT enabled services, in India.
"Company Associates"	f)	"Company Associates" shall mean any existing or future joint ventures that may be entered into by the Company and the investments made by the Company including the Subsidiaries and Affiliates of the Company.
"Control"	g)	"Control" (including with correlative meaning, the terms "Controlled by" and "under common Control" with) shall mean the power and ability to direct the management and policies of the controlled enterprise through ownership of voting shares of the controlled enterprise or by contract or otherwise.
"Deed of Adherence"	h)	"Deed of Adherence" shall mean the deed of adherence in the form as mutually agreed between the Company, the Promoter Group and Apax.
"Directors"	i)	"Directors" means the Directors for the time being of the Company.
"Direct Competitors"	j)	"Direct Competitors" shall mean the list of such companies intimated by the Company and the Promoter Group to Apax from time to time and shall include (for the avoidance of doubt, such inclusion is only for the purposes of Transfer and not for the purposes of defining what a 'Restricted Investment' is):

(i) their Affiliates that are engaged in the business of owning and operating hospitals and pharmacies in India;

(ii) their promoters (as disclosed in appropriate filings made with SEBI), if the entities are listed on any stock exchange in India; or

(iii) if the entities are unlisted or are listed outside India, their single largest shareholder provided that such single largest shareholder is not a Financial Investor. If the single largest shareholder of such entity is a Financial Investor, then entities shall include the next largest shareholder of such entity.

The entities intimated by the Company and the Promoter Group to Apax shall at no point contain:

(i) more than ten Persons of which not more than two Persons may be General Competitors; and

(ii) the name of any Financial Investor; and

(iii) any Person (i) that is not engaged in the business of owning and operating hospitals or pharmacies in India either itself or through its Affiliates and (ii) if engaged in such business, derives less than 25% of its revenue from such business.

The list of Direct Competitors may be revised on an annual basis (the period ending March 31 of each year) by the Company and/or the Promoter Group within a period of 15 (fifteen) days from the end of each Financial Year but not thereafter, subject to the Company and/ or the Promoter Group providing written intimation of the same to Apax. Upon the receipt of such intimation by Apax, the list of General Competitors shall be deemed to have been amended by reference to the extent indicated in such written intimation.

"Enterprise Value"	k)	"Enterprise Value" shall mean the fully diluted post money equity value of a Company plus any outstanding debt of such Company minus cash balances as on the date of acquisition of such Company.
"Financial Investor"	l)	"Financial Investor" shall mean:

(i) a banking company within the meaning of the Banking Regulation Act, 1949; foreign banks regulated by a banking supervisory authority in the country of their incorporation;

(ii) financial institutions including non-banking financial companies, incorporated in India, which are in the business of lending as their primary business;

(iii) foreign institutional investors/their sub-accounts registered with the Securities and Exchange Board of India;

(iv) pension funds or corporate funds or any other funds (including equity, mutual fund, venture capital, bond, balanced, private equity, buy-out or any other investment style) set up to explicitly make financial investments or any entity whose primary purpose is to invest capital; or

(v) any subsidiary or any entity controlled, directly or indirectly, by such entities referred to in (i), (ii), (iii) and (iv) above.

"Gender"	m) Words importing the masculine gender shall include the feminine gender.
"General Competitor".	n) "General Competitor" shall mean any Person that is not currently engaged in the business of owning and operating hospitals or pharmacies in India either itself or through its Affiliates but has indicated its intention to do so.
"Market Cap"	o) "Market Cap" shall mean the outstanding number of Shares multiplied by the then prevailing market price of the Share on a Stock Exchange;
"Members"	p) "Members" means members of the Company holding a share or shares of any class.
"Minimum Apax Equity Threshold"	q) "Minimum Apax Equity Threshold" shall mean 5.65% of the Share Capital.
"Month"	r) "Month" shall mean a calendar month.
"Number"	s) Except where the context otherwise requires, words importing the singular, shall include the plural and the words importing the plural shall include the singular.
"Office"	t) "The Office" means the Registered Office for the time being of the company.
"Paid up"	u) "Paid up" shall include "credited as fully paid-up".
"Person"	v) "Person" shall mean any natural person, limited or unlimited liability company, corporation, partnership (whether limited or unlimited), proprietorship, Hindu undivided family, trust, union, association, government or any agency or political sub-division thereof or any other entity that may be treated as a person under applicable law.
"Promoter Group"	w) "Promoter Group" shall include the list of persons as mutually agreed from time to time between the Apax and agent and attorney of the Promoter Group.
"Proxy"	x) "Proxy" includes Attorney duly constituted under a Power of Attorney.
"Relative"	y) "Relative" shall mean (a) a relative as defined under the provisions of the Act (b) any other person defined as such in the Accounting Standard 18 issued by the Institute of Chartered Accountants of India, or (c) ascendants or descendants by marriage or kindred.
"Section"	z) "Section" or "Sec" means Section of the Act.
"Shares"	aa) "Shares" shall mean the equity shares of the Company, with one vote per equity share and a par value of Rs. 10 per equity share.
"Share Capital"	bb) "Share Capital" shall mean the total issued and paid up Shares of the Company, determined on a fully diluted basis.
"Share Equivalent"	cc) "Share Equivalent" shall mean any instrument convertible into Shares including without limitation global depositary receipts, American depositary receipts, convertible debentures, warrants and convertible preference shares of the Company.
"Shareholders"	dd) "Shareholders" shall mean and refer collectively to the Promoter Group and Apax and "Shareholder" shall refer to any one of them, as the context may require.
"Shareholding"	ee) "Shareholding" shall mean, in respect of any Person, the sum of the number of Shares held legally or beneficially by such Person on a fully diluted basis, such sum expressed as a percentage of the Share Capital.
"Special Resolution"	ff) "Special Resolution" means special resolution as defined by Section 189.
"Specified Company Associates"	gg) "Specified Company Associates" shall mean such of the companies as may be mutually agreed from time to time between Apax, the Company and the Promoter Group.
"Stock Exchange"	hh) "Stock Exchange" shall mean all those Securities and Exchange Board of India recognized stock exchanges on which the Shares of the Company are listed as also stock exchanges on which the Share Equivalents of the Company are listed;
"The Act"	ii) "The Act" or "The Companies Act" shall mean "The Companies Act, 1956".
"The Board" or "The Board of Directors"	jj) "The Board" or "The Board of Directors" means a meeting of the Directors duly called and constituted or as the case may be the Directors assembled at a Board, at the requisite number of directors entitled to pass a circular resolution in accordance with these Articles.
"The Company" or "This Company"	kk) "The Company" or "this Company" means Apollo Hospitals Enterprise Limited.
"The Register"	ll) "The Register" means the Register of Members to be kept pursuant to section 150 of the Companies Act 1956.
"These presents" or "Regulations"	mm) "These presents" or "Regulations" shall mean these Articles of Association as now framed or altered from time-to-time and shall include the Memorandum where the context so requires.

"Transfer" nn) "Transfer" (including with correlative meaning, the term "Transferred By") shall mean to transfer, sell, pledge, assign, hypothecate, create a security interest in or Lien on, place in trust (voting or otherwise), exchange, gift or transfer by operation of law or in any other way subject to any encumbrance or disposal thereof.

"Writing" oo) "Writing" includes printing, lithography, type-writing and any other usual substitute for writing.

pp) The words and expressions used and not defined in these Articles but defined in the Companies Act, 1956 shall have the same meaning respectively assigned to them in the said Act.

2. The existing Article 6 be read as Article 6(a) and to add after Article 6 (a) , the following as Article 6 (b).

6(b) In the event that the Company proposes to raise additional capital by way of a preferential allotment of Shares under Section 81(1A) of the Act and other applicable laws, provisions of Articles 9(4), 9(5) and 9(6)(a) & (b) and as may be agreed between the Company, the Promoter Group and Apax, the Company shall, and the Promoter Group shall cause the Company to, offer such Shares to Apax on the same terms as the proposed preferential allotment of Shares. The Company shall, and the Promoter Group shall cause the Company to, first give a written notice (the "**Notice**") to Apax stating the Company's intention to issue additional Shares by way of a preferential allotment, the number of Shares proposed to be issued and allotted and the price at which the Company proposes to issue the Shares.

Upon receipt of the Notice, Apax shall have the right to buy all or a part of the Shares offered by the Company, either by itself or by a wholly owned Affiliate of Apax, at the price specified in the Notice. Such a right shall be exercisable by a written notice from Apax to the Company, within 15 (fifteen) Business Days from the date of the Notice. In the event that Apax does not exercise its right in the manner and the time-frame provided herein, the Company shall have the right to issue and allot the number of Shares being set out in the Notice on a preferential allotment basis to any other Person on terms no more favourable than set out in the Notice.

3. To add after Article 9(3), the following as Article 9(4), 9(5), 9(6).

9(4) So long as Apax holds the Minimum Apax Equity Threshold, for a period of 2 (two) years from 26th October 2007, the Company shall not, except with the prior written consent of Apax, undertake an issuance of any further Shares ("**Fresh Offering**") at a price per Share lower than the price per Share as agreed between Apax, the Company and the Promoter Group. Provided however that the prior consent of Apax shall not be required for:

i) any Fresh Offering undertaken in accordance with and for the purpose of any employee stock option plan approved by the Remuneration and Nomination Committee; or

ii) any issue of warrants to the Promoters provided that such issue of warrants to the Promoter Group is, (a) at a price being not less than the price determined in accordance with regulations prescribed by the Securities and Exchange Board of India; and (b) simultaneously with the issue of warrants by the Company to the Promoter Group, the Company shall issue such number of Shares to Apax at the same price per Share which the Promoters would effectively pay to the Company on conversion of such warrants, such that there is no change in the Shareholding of Apax as determined prior to the Fresh Offering pursuant to the issue of warrants to the Promoter Group.

9(5) Subject to Article 9(4) above, in the event that the Company undertakes any Fresh Offering after the date of issue of the Apax Shares other than in accordance with and for the purpose of any employee stock option plan approved by the Remuneration and Nomination Committee, then the Company shall offer such number of Shares forming part of the Fresh Offering to Apax, pro-rata to the then existing Shareholding of Apax in the Company (prior to the Fresh Offering), on the same terms as the proposed Fresh Offering. Apax shall apply for and the Company and the Promoter Group shall provide all support to Apax in obtaining all approvals, regulatory and otherwise, in this regard. For the avoidance of doubt, if the Promoter Group has been issued Share Equivalents, Apax shall be issued Shares on the same terms and conditions as offered to the Promoter Group.

9(6)(a) Apax may exercise its rights under Articles 6(b), 9(4) and 9(5) subject to Articles 9(6)(b). Provided however that if at the time the Fresh Offering is being undertaken or as a result of the Fresh Offering, the aggregate Shareholding of the Promoter Group falls below 25% of the Share Capital plus 1 (one) Share, then notwithstanding the provisions of Article 9(6)(b), Apax may exercise its rights under Articles 9(4), 9(5) and 6(b) to the fullest extent possible.

(b) Subject to Articles 9(6)(a) and 47D(g), Apax hereby undertakes to the Company and the Promoter Group that it shall at no point of time exercise voting rights in the Company in excess of 14.9% of the Share Capital, unless the increase in voting rights is due to subscription of its entitlement in a rights issue, buy-back or owing to any corporate restructuring undertaken by the Company.

(c) For the purpose of Articles 9 and 6(b), the term 'Shares" shall include "Share Equivalents".

4. To add after Article 10(2), the following as Article 10(3).

10(3) In the event any Financial Investor is offered rights that are more favorable to such Person than those provided to Apax, including, but not limited to, those relating to voting, dividends, Transfer of Shares and preferential allotment of Shares, Apax shall also be granted all the rights that are offered to such other Person and the Company, the Promoter Group and Apax shall execute all such documents as are necessary to offer the rights that are offered to such other Person to Apax, so long as Apax holds the Minimum Apax Equity Threshold.

5. To add after Article 47, the following as Article 47 A, 47 B, 47 C, 47 D, 47 E, 47 F.

47A (a) The Promoter Group and Apax shall not Transfer any of the Shares held by them to any Person except as provided in these Articles. Any Transfer in breach of these Articles, shall be null and void, and shall not be binding on the Company.

(b) The Transfer restrictions set out in these Articles shall not be capable of being avoided by the holding of Shares indirectly through a company or any other Person that can itself be sold in order to dispose of an interest in Shares free of such restrictions and Apax, the Company and the Promoter Group undertake not to do so.

(c) Notwithstanding any restrictions contained in these Articles or elsewhere and subject to applicable law, Apax shall be free to offer its Shares for pledge or as security in any form for raising capital or for re-financing purposes, to any Person other than the Direct Competitors.

(d) For the purpose of Articles 47A to 47F, the term "Shares" shall include Share Equivalents.

47B (a) The Apax Shares shall be subject to any lock-in prescribed by applicable law from the date of issue of the Apax Shares during which period Apax shall not Transfer the Apax Shares to any Person.

(b) Notwithstanding anything contained in these Articles, after the relevant time period stipulated in Article 47B (a) above, Apax shall be entitled to freely, (i) sell all or part of the Shares held by it on any Stock Exchange in any manner whatsoever, subject to compliance with Article 47B(d) and provided that Apax shall not knowingly and intentionally sells its Shares to any Direct Competitor by way of a negotiated deal on a stock exchange or otherwise. For the avoidance of doubt it is clarified that the aforesaid restriction shall not be applicable if Apax sells its Shares on the Stock Exchange without being aware of the identity of the buyer of such Shares, for every such transaction; and/or (ii) Transfer all or part of the Shares held by it without any restrictions whatsoever to its wholly owned Affiliates, subject to such Affiliates entering into the Deed of Adherence; and/or (iii) subject to Article 47B(c), Transfer up to 5% of the Share Capital on a cumulative basis without any restrictions whatsoever (including compliance with Articles 47B(e) or 47D other than a transfer of Shares to a Direct Competitor. If Apax proposes to Transfer all or part of the Shares held by it to an Affiliate which is not a wholly owned Affiliate, it will seek prior written approval from the Promoter Group.

(c) For so long as Apax's Shareholding is equal to or greater than the Minimum Apax Equity Threshold, any sale of Shares held by Apax to Direct Competitors shall require the prior written approval of the agent and attorney of the Promoter Group.

(d) For so long as Apax's Shareholding is equal to or greater than the Minimum Apax Equity Threshold and subject to the aggregate Shareholding of the Promoter Group being greater than or equal to 25% of the Share Capital plus one Share, if at any time Apax desires to Transfer Shares held by it, on a basis cumulated with all past Transfers, in the aggregate in excess of 5% of the Share Capital on any Stock Exchange in any manner whatsoever, then it shall:

(i) Make an invitation to offer for sale the SE Offer Shares (as hereinafter defined) to the Promoter Group by a notice mentioning therein: (a) the total number of Shares proposed to be offered for sale, in excess of 5% of the Share Capital (the "**SE Offer Shares**"); and (b) any other terms and conditions in connection therewith including the period for which such offer shall be available to the Promoter Group ("**SE Invitation to Offer**"), which period shall not be less than 36 (thirty six) hours ("**SE Invitation Period**") from the time of receipt of the Invitation to Offer.

(ii) The Promoter Group shall intimate the price at which it is willing to purchase the SE Offer Shares ("**SE Price**") along with its acceptance to the SE Invitation to Offer made by Apax by sending an offer letter ("**SE Offer Letter**") to Apax within the SE Invitation Period.

(iii) In the event that Apax is satisfied with the SE Price offered in the SE Offer Letter from the Promoter Group, Apax shall proceed to complete the Transfer of the SE Offer Shares to the Promoter Group within 7 (seven) Business Days of the date of the SE Offer Letter by sending a notice of acceptance ("**SE Acceptance Notice**"). The Promoter Group shall complete the Transfer of the SE Offer Shares by paying the SE Price specified in the SE Offer Letter within 5 (five) Business Days of receiving the SE Acceptance Notice from Apax and the Promoter Group shall be responsible for obtaining all regulatory approvals required for payment of the SE Price to Apax.

(iv) In the event that (a) the Promoter Group does not offer to purchase the SE Offer Shares from Apax pursuant to Articles 47B(d)(i) and (ii) above by sending an SE Offer Letter within the SE Invitation Period; or (b) the SE Price is lower than the prevailing market price for the Shares on any Stock Exchange as on the date of the SE Offer Letter or any time thereafter; or (c) the Promoter Group, for any reason whatsoever, is unable to pay Apax the SE Price within 5 (five) Business Days of receiving the SE Acceptance Notice from Apax, then Apax shall be at a liberty to sell the SE Offer Shares on any Stock Exchange. If the sale of the SE Offer Shares is not consummated by Apax within 21 (twenty one) Business Days of any of the events set out in (i), (ii) or (iii) of this Article 47B (d), Apax shall be under an obligation to once again comply with this Article 47B in case of any sale of Shares by Apax on the Stock Exchange.

(v) For the purposes of Article 47B (d), unless the context otherwise requires, all provisions contained in the said Article relating to Shares of the Company shall include Share Equivalents.

(e) Apax shall be entitled to tender all its Shares in an open offer made under the Securities and Exchange Board of India (Substantial Acquisition and Takeover) Regulations, 1997, notwithstanding that such open offer is made by a

Direct Competitor, once it has complied with its obligations under Article 47B(d) (applicable for this purpose, mutatis mutandis). For the avoidance of doubt it is clarified that in the event of an open offer, Apax will only be required to comply with its obligations under Article 47B (d) if at such point in time, the aggregate Shareholding of the Promoter Group is greater than 25% of the Share Capital plus 1 Share. Provided that for the purposes of this Article 47B(e), the SE Price shall not be lower than the price at which the open offer is made (or any revisions to such price, in case of which the Promoter Group shall be deemed to have offered such revised price as the Price).

47C (a) Notwithstanding anything stated in this Article 47C the Promoter Group shall have the right to Transfer their Shares and/or Share Equivalents:

(i) *inter se*; and

(ii) To their Relatives, with the prior consent of Apax, subject to such Transfer not triggering an open offer in terms of the provisions of the SEBI (Substantial Acquisition of Shares and Takeover) Regulations, 1997 and such Relative signing the Deed of Adherence.

(b) The Promoter Group shall in the aggregate have the right to freely Transfer upto 5% of the Share Capital in the aggregate and on a basis cumulated with all past Transfers to a third party ("**Third Party**") within a period of 3 (three) years from the date of issue of the Apax Shares, without requiring any approval/consent from Apax and without following the process set out in Article 47C(c).

(c) Any Transfer of Shares by the Promoter Group to a Third Party that is in excess of 5% of the Share Capital on a basis cumulated with all past Transfers, in the aggregate shall be subject to the "right of first offer" and the "tag along" rights of Apax under Articles 47D and 47E below.

47D As agreed between Apax and the Promoter Group, if at any time,

(a) any member of the Promoter Group desires to Transfer Shares that is in excess of 5% of the Share Capital on a basis cumulated with all past Transfers, in the aggregate; or

(b) Apax (subject to compliance with Article 47B(c)) desires to Transfer Shares held by it, computed on a basis cumulated with all past Transfers, in the aggregate in excess of 5% of the Share Capital, to any Person other than by way of Transfer on a Stock Exchange;(for purposes of this Article 47D the "**Seller**"), in one or more transactions, then the Seller shall:

make an invitation to offer for the sale of the Offer Shares (as hereinafter defined) to the other Shareholder (for the purpose of this Article 47D "**Offeree Shareholder**") by a notice mentioning therein: (a) the total number of Shares computed on a basis cumulated with all past Transfers, in the aggregate in excess of 5% of the Share Capital, proposed to be offered for sale, (the "**Offer Shares**"); and (b) any other terms and conditions in connection therewith including the period for which such offer shall be available to the Offeree Shareholder ("**Invitation to Offer**"), which period shall not be less than 10 (ten) Business Days ("**Invitation Period**") from the date of receipt of the Invitation to Offer.

(c) The Offeree Shareholder shall intimate the price at which it is willing to purchase the Offer Shares ("**Price**") and convey its acceptance to the Invitation to Offer made by the Seller by sending an offer letter ("**Offer Letter**") to the Seller within the Invitation Period.

(d) in the event that the Seller is satisfied with the Price offered in the Offer Letter from the Offeree Shareholder, the Seller shall proceed to complete the Transfer of the Offer Shares to the Offeree Shareholder within 7 (seven) Business Days of the date of the Offer Letter by sending a notice of acceptance ("**Acceptance Notice**"). The Offeree Shareholder shall complete the Transfer of the Offer Shares by paying the Price specified in the Offer Letter within 10 (ten) Business Days of receiving the Acceptance Notice from the Seller.

(e) in the event that the Offeree Shareholder does not offer to purchase the Offer Shares from the Seller pursuant to Article 47D(b) and (c) above, (i) by sending an Offer Letter within the Invitation Period; or (ii) a third party offeror not being a Direct Competitor ("**Third Party Offeror**") offers to purchase the Offer Shares at a price that is higher than the Price offered by the Offeree Shareholder, such offer being accepted by the Seller after the expiry of the Invitation Period; or (iii) the Offeree Shareholder is unable to pay the Price specified in the Offer Letter within 10 (ten) Business Days of receiving the Acceptance Notice from the Seller for any reason whatsoever, then the Seller shall be at a liberty to sell the Offer Shares to such Third Party Offeror within a period of 90 (ninety) Business Days of the expiry of the Invitation Period or the date of the Offer Letter or 10 (ten) Business Days of the date of the Acceptance Notice (as relevant), on terms and conditions not more favourable than those contained in the Offer Letter (if any). Provided further that the identity of the Third Party Offeror shall be informed to the Offeree Shareholder at least 5 (five) Business Days prior to such Transfer of the Offer Shares by the Seller to the Third Party Offeror. It is hereby clarified that nothing in this Article shall enable the Third Party Offeror to exercise any rights available to the Seller under any agreement between Apax, the Company and the Promoter Group.

(f) In the event, the Seller is unable to offer the Offer Shares to a Third Party Offeror within the 90 Business Days as set out in Article 47D(e), the provisions of Article 47D shall apply again to any proposed Transfer of the Offer Shares by the Seller.

(g) Apax may exercise its rights under this Article 47D subject to the provisions of Article 9(6) (a). Provided however that if as a result of the proposed Transfer or prior thereto, the aggregate Shareholding of the Promoter Group falls or is below 25% of the Share Capital plus 1 (one) Share, then notwithstanding the provisions of Article 9(6)(a), Apax may exercise its rights under Article 47D and acquire all the Offer Shares.

47E (a) In the event the Promoter Group proposes to Transfer any Shares in excess of 5% of the Share Capital on an aggregate and on a basis cumulated with all past Transfers to a Third Party after having complied with the provisions of Article 47D above, whether in one or more transactions, Apax shall have the right, but not the obligation to, exercise its tag along right (the "**Tag Along Right**") by giving notice to the Promoter Group (the "**Tag Along Notice**") and require the Promoter Group to, cause the Third Party to simultaneously with the Transfer of Shares from the Promoter Group purchase such number of Shares held by Apax which number shall be calculated as follows:

A * B

Where

A is the number of Shares held by Apax; and

B is number of Shares being Transferred by the Promoter Group divided by the total Shares held by the Promoter Group prior to the proposed Transfer.

Provided however that if as a result of the proposed Transfer by the Promoter Group or prior thereto, the aggregate Shareholding of the Promoter Group falls below 25% of the Share Capital plus 1 (one) Share, then Apax may exercise its Tag Along Right and require the Promoter Group to cause the Third Party to Purchase all or part of the Shares held by Apax (at its discretion).

(b) The Shares held by Apax shall be purchased by the Third Party at a price equal to the price offered to and on terms and conditions not less favourable than those offered to the Promoter Group.

(c) It is clarified that the Promoter Group shall not be permitted to Transfer any of their Shares to a Third Party, unless and until such Third Party simultaneously acquires Apax's Shares specified in the Tag Along Notice on the same terms and conditions, including as to price, as described in Article 47E(a) above. It is further clarified that the Promoter Group may not exercise their rights under Article 47D in relation to any Transfer of Shares by Apax pursuant to this Article 47E.

(d) Any further sale of Shares shall require compliance with Articles 47D and 47E again.

47F (a) Subject to Apax having complied with Article 47D above and in no event earlier than 3 (three) years from the date of issue of the Apax Shares, Apax shall, subject to providing a notice of 30 (thirty) days (the "**Share Sale Notice**") to the Company, have the right but not the obligation, to sell some or all of the Shares held by it in one or more private placements of Shares, or by way of a secondary offering of Shares to the public (subject to applicable law), or a combination thereof and may require the Company and the Promoter Group to, within a period of 2 (two) months from the date of such request, initiate the process to facilitate such sale of some or all of the Shares held by Apax with the primary purpose of enabling Apax to sell its Shares through such private placement or secondary offering on a stock exchange or stock exchanges, in India or overseas, subject to compliance with applicable laws.

(b) Provided further that if the Company has undertaken an issuance of American depositary receipts or global depositary receipts prior to the date of the Share Sale Notice and Apax has requested a further issuance of American depositary receipts or global depositary receipts in the Share Sale Notice, the Promoter Group and the Company shall take all necessary steps in accordance with Article 47F (d).

(c) For the avoidance of doubt it is clarified that the rights of Apax as set out in this Article 47F are in addition to the rights of Apax set out in Articles 47A, 47C, 47D and 47E and Apax shall not be required to issue a Share Sale Notice to the Company prior to undertaking any Transfer of Shares if Apax does not require the Company to initiate the process to facilitate such Transfer.

(d) Subject to the provisions of Article 47F(b), in the event that Apax serves the Share Sale Notice, the Company shall undertake such private placement or secondary offering, so as to enable Apax to Transfer the Shares held by Apax (or any part thereof) through such offering or sale, including but not limited to, preparing and signing the relevant offer documents, conducting road shows, entering into such documents, providing all necessary information and documents necessary for preparing the offer document, obtaining such regulatory or other approvals and doing such further reasonable acts or deeds as may be necessary to effect such a sale by Apax. Further, the Company shall comply with all the procedures and execute documents in each case as are customary in transactions of such nature, or do all acts necessary to facilitate the private placement or secondary offering of the Shares as aforesaid.

(e) As agreed between the Promoter Group and Apax and subject to the provisions of Article 47F(b):

(i) Apax shall be entitled to make one or more requests for sale of the Shares held by Apax as detailed in Article 47F(a) above, either in whole or in part, and the Company and the Promoter Group shall comply with the requirements of this Article in respect of each such request.

(ii) The stock exchange(s) on which the Shares offered by Apax shall be listed and the appointment of an investment bank as book runner for the offering shall be mutually agreed to between Apax, the Company and the Promoter Group.

(iii) in the event that the Company, the Promoter Group and Apax do not reach an agreement with regard to the choice of stock exchange(s) on which the securities are to be listed and/or the choice of investment bank to be appointed as book runner for the offering, Apax shall have the option, at its sole discretion, to require the listing of the securities on any stock exchange of its choice and/or appoint an investment banker of its choice.

(iv) All expenses and costs related to such secondary offering shall be borne by Apax if such secondary offering is requested by Apax and no other shareholder is participating in the same. All expenses and costs related to such secondary offering shall be borne by the Company (or by such person as required under applicable law) if such secondary offering is undertaken by the Company and Apax participates in the same. All expenses and costs related to such secondary offering shall be borne proportionately by Apax and the other selling shareholders if such secondary offering is requested by Apax and the other shareholders participate in the same.

(v) In the event that the Company issues American depositary receipts, global depositary receipts or such other similar instruments (the "**Further Securities**") that are listed or are to be listed on any stock exchange, then subject to applicable laws, upon written request by Apax, the Company shall re-classify, as may be required, and list the Shares held by Apax on the same date (or at a future date, if requested in writing by Apax) and on the same stock exchange(s) on which listing of the Further Securities occurs. The Company's obligation to list the Shares held by Apax shall exist irrespective of whether Apax sells its Shares pursuant to such listing or not.

6. The existing Article 79 be deleted and substituted by the following as Article 79.

79 Five members personally present shall be a quorum for a General Meeting and no business shall be transacted at any General Meeting unless the requisite quorum is present when the meeting proceeds to business.

Provided that no quorum at any General Meeting where any of the matters listed in Article 129(2) is proposed to be discussed shall be validly constituted unless one authorized representative representing Apax is present, so long as Apax holds the Minimum Apax Equity Threshold.

7. The existing Article 80 be deleted and substituted by the following as Article 80.

80 Subject to the provisions of the Act, if a quorum as specified above is not present within half an hour from the time appointed for the meeting, the meeting shall be adjourned to the same place and time 7 (seven) days later, and if at the adjourned meeting a quorum, as required in Article 79 above is not present within half an hour from the time appointed for the meeting, the members present shall constitute quorum even though no authorized representative representing Apax is present.

It is clarified that the Company shall be entitled to take up and decide all matters including the matters listed in Article 129(2) at such adjourned meeting of the Company without the authorized representative of Apax being present.

Provided further that Apax may, in writing, waive the requirements of quorum specified in these Articles for any General Meeting where any of the matters listed in Article 129(2) is proposed to be discussed.

8. To add after Article 114(a) the following as Article 114(b).

114 (b) So long as Apax's shareholding in the Company is greater than or equal to the Minimum Apax Equity Threshold, Apax shall have the right to nominate 1 (one) Director (hereinafter referred to as the "**Apax Director**") to the Board of Directors of the Company. The Apax Director shall be liable to retirement by rotation and, if eligible, may be re-elected.

Subject to applicable law, Apax shall also have the right to nominate an alternate Director in place and instead of the Apax Director who shall be entitled to exercise all rights available to the Apax Director in the Company.

Apax may require the removal of the Apax Director nominated by it and nominate another individual as a Director in his / her place, and the Promoter Group and the Company shall exercise their rights to ensure the appointment of the individual nominated as aforesaid. In the event of the resignation, retirement or vacation of office of Apax Director, Apax shall be entitled to appoint another Director in such place and the other Shareholders shall exercise their rights to ensure the appointment of the individual nominated as aforesaid.

9. The existing Article 118 be read as Article 118(a) and to add after Article 118(a), the following as Article 118(b).

118 (b) The Apax Director shall be provided a prior written notice of 15 (fifteen) days of a meeting of the Board of Directors where any of the matters listed in Article 129(2) is proposed to be discussed and if notice as aforesaid is not provided to the Apax Director, such meeting may not be held.

10. The existing Article 121 be read as Article 121(a) and to add after Article 121(a), the following as Article 121(b).

121 (b) No quorum at any meeting of the Board of Directors where any of the matters listed in Article 129(2) is proposed to be discussed shall be validly constituted unless the Apax Director or his alternate (as provided for in Article 114(b) above) is present. Provided that if such a quorum is not present within half an hour from the time appointed for the meeting, the meeting shall be adjourned to the same place and time 7 (seven) days later, at which meeting the Directors present shall, subject to their constituting a valid quorum under the Act, constitute a valid quorum even though the Apax Director or his alternate is not present, provided that notice of such adjourned meeting shall have been delivered to all Directors at least 5 (five) days prior to the date of such adjourned meeting. It is clarified that at such adjourned meeting, the Board of Directors shall be entitled to take up and decide all matters including the matters listed in Article 129(2), without the Apax Director or his alternate being present.

Apax, may, in writing, waive the requirements of quorum specified in this sub-article for any meeting of the Board of Directors.

11. To add after Article 123 (4) the following as Article 123 (5).

123(5) The Apax Director shall be appointed as a member to the Remuneration and Nomination Committee which shall meet at least once in a calendar quarter.

12. The existing Article 128 be deleted and substituted by the following as Article 128.

128 A written resolution circulated to all the Directors or members of committees of the Board of Directors whether in India or overseas and signed by a majority of them as approved, shall (subject to compliance with the relevant requirements of the Act or the relevant applicable law) be as valid and effective as a resolution duly passed at a meeting of the Board of Directors or committee of the Board of Directors, as the case may be, called and held in accordance with these Articles of Association (provided that it has been circulated in draft form, together with the relevant papers, if any to all the Directors).

Provided however that if the resolution proposed to be passed by circulation pertains to a matter listed in Article 129(2), such circular resolution shall be valid and effective only if it has received the consent of the Apax Director.

13. The existing Article 129 be read as Article 129(1) and to add after Article 129 (1), the following as Article 129 (2).

129(2) Notwithstanding anything to the contrary contained in these Articles, but subject to the provisions of Articles 79, 80, 118(b) and 121(b) of these Articles and so long as Apax holds the Minimum Apax Equity Threshold, the following decisions, shall not be taken and/or implemented by the Company whether at meetings of its shareholders and/or its Board of Directors and/or committees of its Board of Directors, in each case without the affirmative vote or prior written consent of Apax or the Apax Director

(i) restructuring, including, but not limited to mergers, demergers, spin-offs, amalgamations, consolidations, divestment, forming new subsidiaries, acquisitions whether by way of purchase of shares, asset purchase or otherwise, sale of assets (including but not limited to sale of shares held by the Company in any Company Associate or any Specified Company Associate other than in case of sale of shares by the Company pursuant to the exercise of the rights by the other shareholders of the Company Associate or any Specified Company Associate in accordance with their respective agreements);

(ii) investments made by the Company outside India for acquisition of a target entity having an Enterprise Value above Rs. 400,00,00,000. The said cap of Rs. 400,00,00,000 shall be changed by the Company along with Apax after a period of 3 years from the date of issue of the Apax Shares based on the relative change in the Market Cap;

(iii) amendments to the Memorandum of Association or Articles of Association to the extent that such amendments affect the rights of Apax as agreed between Apax and the Promoter Group;

(iv) commencement of any business which is not directly related to the Business as on the date of issue of the Apax Shares and in which the Company invests or provides fund or non-fund assistance in excess of Rs. 80,00,00,000;

(v) any investments, fund or non-fund assistance by the Company in any Business other than owning and operating hospitals and pharmacies in excess of Rs. 2,00,00,00,000 in the aggregate for a period of 3 years from the date of issue of the Apax Shares. The said cap of Rs. 2,00,00,00,000 shall be changed by the Company along with Apax after a period of 3 years from the date of issue of the Apax Shares based on the relative change in the Market Cap; and

(vi) any commitment or agreement or arrangement (oral or written) to do any of the foregoing.

By Order of the Board
for APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER &
COMPANY SECRETARY.

Place : Chennai
Date : 19th November 2007

NOTES:

1. The relative explanatory statement pursuant to Section 173(2) of the Companies Act, 1956, in regard to the Special Business set out in Item Number 1 & 2 is annexed hereto.
2. Members entitled to attend and vote at the Extraordinary General Meeting may appoint a proxy to attend and vote on a poll on their behalf. A proxy need not be a Member of the Company, Proxies, in order to be effective, must be received at, the Registered Office of the Company or Secretarial Department at Ali Towers, III Floor, No. 55 Greams Road, Chennai - 600 006 not less than 48 (Forty Eighty Hours) before the commencement of Meeting.
3. Members are requested to notify any correction / change in their name / address including pin code number immediately to the Company's Registrar / Depository Participants. In the event of non availability of Members' latest address either in company's records or in Depository Participant's records, members are likely to miss notices and other important correspondence sent by the Company.
4. Members are requested to mention their folio number / Client ID Number (in case of demat shares) in all their correspondence with the company's Registrar in order to reply to their queries promptly.
5. Members are requested to bring the Notice of Extraordinary General Meeting to the Meeting along with attendance slip and hand over the attendance slip duly filled in at the entrance of the meeting hall.
6. All documents referred to in the accompanying Notice & Explanatory Statement are open for inspection at the Registered Office of the Company during the office hours on all working days till conclusion of the meeting.

EXPLANATORY STATEMENT

(Pursuant to Section 173(2) of the Companies Act, 1956)

The following Explanatory Statement, pursuant to Section 173 (2) of the Act, sets out the material facts relating to the business mentioned in the accompanying Notice dated 19th November 2007.

Item No. 1:

The existing Article 98 (a) of the Articles of Association of the Company provides for a maximum strength of the Board as 15, for which the company had obtained the approval of Central Government. The Board has reached its maximum strength. In order to bring international healthcare expertise to advise the company, it is proposed to induct further professional specialists on the Board. To facilitate the Board to co-opt more directors, it becomes essential to amend the existing Article 98 (a) of the Articles of Association for increasing the board strength from Fifteen to Twenty. The Amendment of Articles of Association requires the consent of the members in General Meeting as special resolution. Any increase beyond 12 requires the approval of Central Government also. Therefore the Board recommends this resolution for the members' approval. This resolution, if approved will be subject to the approval of Central Government.

Memorandum of Interest

None of the Directors of the Company is concerned or interested in this resolution.

Item No. 2:

Apax Mauritius FDI One Limited ("Apax"), a company incorporated under laws of Mauritius subscribed 7,047,119 equity shares of the Company at a price of Rs. 605.07 per share and the Company alloted the shares at its Board Meeting held on 26th October 2007. As agreed between the Company and Apax it is proposed to amend the Articles of Association of the Company with modifications as detailed under Item No. 2 of the Notice. Any amendments to the Articles of Association require consent of members in General Meeting by Special Resolution and accordingly necessary special resolution is placed before the members under Item No. 2 of the Notice for consideration and approval.

A copy of the existing Articles of Association of the Company and amended Articles of Association of the Company, if approved, are available for inspection at the Registered Office during business hours till the conclusion of the meeting.

Memorandum of Interest

None of the Directors of the Company is concerned or interested in this resolution.

By Order of the Board
for APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER &
COMPANY SECRETARY.

Place : Chennai
Date : 19th November 2007

Apollo Hospitals Enterprise Limited

Regd. Office: No. 19, Bishop Gardens, Raja Annamalaipuram, Chennai- 600 028.
Secretarial Dept : Ali Towers, 3rd Floor, No. 55, Greams Road, Chennai - 600 006.

EXTRAORDINARY GENERAL MEETING

Attendance Slip

Folio No./DPID No./Client ID No. :

Name of the Shareholder(s) :

No. of Shares :

I/We hereby record my/our presence at the EXTRAORDINARY GENERAL MEETING of the Company on Thursday, 27th December 2007, at 10.00 a.m. at Rani Seethai Hall, No. 603, Anna Salai, Chennai - 600 006.

Signature of the Attending Member/Proxy :

Notes :

1. Shareholders/Proxyholders who wish to attend the meeting are requested to bring this Attendance Slip to the meeting and hand it over at the entrance duly signed.
2. Shareholders/Proxyholders should bring their copy of the notice for the meeting.
3. Shareholders desiring to appoint proxies to attend the meeting are requested to send the attached proxy form, duly completed and signed, to reach either at the Registered Office or at the Secretarial Department, not less than 48 hours before the commencement of the meeting.

Apollo Hospitals Enterprise Limited

Regd. Office: No. 19, Bishop Gardens, Raja Annamalaipuram, Chennai- 600 028.
Secretarial Dept : Ali Towers, 3rd Floor, No. 55, Greams Road, Chennai - 600 006.

EXTRAORDINARY GENERAL MEETING

Proxy Form

I / We ....of..

being a Member / Members of APOLLO HOSPITALS ENTERPRISE LIMITED hereby appoint

....of...

or failing him...of...

as my / our proxy to attend and vote for me / us on my / our behalf at the Extraordinary General Meeting of the Company to be held on Thursday, 27th December 2007, at 10.00 a.m. at Rani Seethai Hall, No. 603, Anna Salai, Chennai - 600 006 and any adjournment thereof.

Signed this................... Day of .... 2007.

Folio No./DPID No./Client ID No. :

No. of Shares :

Signature :

Affix 1/- Rupee Revenue Stamp

END

Note : The Proxy must be deposited either at the Registered Office or at the Secretarial Department, not less than 48 hours before the commencement of the meeting.